STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2019	December 31, 2018
Assets			
Current Assets			
Cash and cash equivalents		$ 96,976	$ 363,327
Accounts receivable	4	174,100	145,206
Income tax receivable	14	30,677	55,172
Derivative financial assets	16	45,853	59,258
Other current assets		11,634	8,928
		359,240	631,891
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	5	1,547,525	1,293,941
Other capital assets, net	5	21,661	13,130
Property, plant and equipment		1,569,186	1,307,071
Right-of-use assets	3,10	53,476	—
Goodwill		648,885	654,799
Derivative financial assets	16	875	32,220
Deferred income tax asset	14	407,974	465,124
Income tax receivable	14	—	27,195
Total Assets		$ 3,039,636	$ 3,118,300
Liabilities			
Current liabilities			
Accounts payable	7	$ 266,652	$ 290,045
Dividends payable		2,247	2,395
Current portion of long-term debt	8	108,047	60,001
Derivative financial liabilities	16	2,069	1,909
Current portion of lease liabilities	3,10	17,460	—
		396,475	354,350
Derivative financial liabilities	16	7,123	—
Long-term debt	8	510,308	636,849
Asset retirement obligation	9	130,184	126,112
Lease liabilities	3,10	40,282	—
		687,897	762,961
Total Liabilities		1,084,372	1,117,311
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2019 – 224 million shares			
December 31, 2018 – 239 million shares	15	3,126,078	3,337,608
Paid-in capital		54,175	46,524
Accumulated deficit		(1,562,913)	(1,772,084)
Accumulated other comprehensive income/(loss)		337,924	388,941
		1,955,264	2,000,989
Total Liabilities & Shareholders' Equity		$ 3,039,636	$ 3,118,300

Commitments and Contingencies	17	
Subsequent events	8, 15	

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands, except per share amounts) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2019	2018	2019	2018
Revenues					
Oil and natural gas sales, net of royalties	11	$ 318,849	$ 373,577	$ 927,764	$ 965,981
Commodity derivative instruments gain/(loss)	16	20,187	(54,054)	(37,258)	(165,469)
		339,036	319,523	890,506	800,512
Expenses					
Operating		69,639	60,709	211,250	175,349
Transportation		39,019	33,013	107,113	90,057
Production taxes		23,581	26,583	59,638	65,367
General and administrative	12	16,651	16,291	54,041	56,704
Depletion, depreciation and accretion		94,423	81,509	258,649	218,720
Interest		7,912	8,601	24,998	26,953
Foreign exchange (gain)/loss	13	7,135	(7,596)	(17,142)	11,686
Other expense/(income)		(3,101)	(1,631)	(7,531)	(4,261)
		255,259	217,479	691,016	640,575
Income/(Loss) before taxes		83,777	102,044	199,490	159,937
Current income tax expense/(recovery)	14	26	92	(19,432)	230
Deferred income tax expense/(recovery)	14	18,570	15,029	49,499	30,743
Net Income/(Loss)		$ 65,181	$ 86,923	$ 169,423	$ 128,964
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		19,547	(26,743)	(51,017)	35,615
Total Comprehensive Income/(Loss)		$ 84,728	$ 60,180	$ 118,406	$ 164,579
Net income/(Loss) per share					
Basic	15	$ 0.28	$ 0.35	$ 0.72	$ 0.53
Diluted	15	$ 0.28	$ 0.35	$ 0.71	$ 0.52

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(CDN$ thousands) unaudited	Three months ended September 30,		Nine months ended September 30,	
	2019	**2018**	**2019**	**2018**
Share Capital				
Balance, beginning of period	$ 3,225,591	$ 3,415,044	$ 3,337,608	$ 3,386,946
Purchase of common shares under Normal Course Issuer Bid	(99,513)	(7,587)	(215,936)	(7,587)
Share-based compensation – treasury settled	—	—	4,406	23,389
Stock Option Plan – cash	—	4,398	—	8,742
Stock Option Plan – exercised	—	336	—	701
Balance, end of period	$ 3,126,078	$ 3,412,191	$ 3,126,078	$ 3,412,191
Paid-in Capital				
Balance, beginning of period	$ 49,472	$ 65,697	$ 46,524	$ 75,375
Share-based compensation – cash settled (tax withholding)	—	—	(4,952)	—
Share-based compensation – treasury settled	—	—	(4,406)	(23,389)
Share-based compensation – non-cash	4,703	4,349	17,009	18,425
Stock Option Plan – exercised	—	(336)	—	(701)
Balance, end of period	$ 54,175	$ 69,710	$ 54,175	$ 69,710
Accumulated Deficit				
Balance, beginning of period	$ (1,655,999)	$ (2,097,302)	$ (1,772,084)	$ (2,124,676)
Purchase of common shares under Normal Course Issuer Bid	34,741	(880)	60,780	(880)
Net income/(loss)	65,181	86,923	169,423	128,964
Dividends declared ($0.01 per share)	(6,836)	(7,355)	(21,032)	(22,022)
Balance, end of period	$ (1,562,913)	$ (2,018,614)	$ (1,562,913)	$ (2,018,614)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of period	$ 318,377	$ 325,482	$ 388,941	$ 263,124
Change in cumulative translation adjustment	19,547	(26,743)	(51,017)	35,615
Balance, end of period	$ 337,924	$ 298,739	$ 337,924	$ 298,739
Total Shareholders' Equity	$ 1,955,264	$ 1,762,026	$ 1,955,264	$ 1,762,026

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended September 30, 2019	2018	Nine months ended September 30, 2019	2018
Operating Activities					
Net income/(loss)		$ 65,181	$ 86,923	$ 169,423	$ 128,964
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		94,423	81,509	258,649	218,720
Changes in fair value of derivative instruments	16	(14,942)	30,403	52,033	131,238
Deferred income tax expense/(recovery)	14	18,570	15,029	49,499	30,743
Foreign exchange (gain)/loss on debt and working capital	13	8,615	(12,154)	(24,987)	17,881
Share-based compensation and general and administrative	12,15	4,899	4,349	17,568	18,425
Translation of U.S. dollar cash held in Canada	13	(1,469)	4,292	7,885	(6,750)
Asset retirement obligation expenditures	9	(2,926)	(2,757)	(8,819)	(8,141)
Changes in non-cash operating working capital	18	(12,545)	8,504	(15,503)	(13,915)
Cash flow from/(used in) operating activities		159,806	216,098	505,748	517,165
Financing Activities					
Senior notes	8	—	—	(59,429)	(29,044)
Proceeds from the issuance of shares	15	—	4,398	—	8,742
Purchase of common shares under Normal Course Issuer Bid	15	(64,772)	(8,467)	(155,156)	(8,467)
Share-based compensation – cash settled (tax withholding)	15	—	—	(4,952)	—
Dividends	15,18	(6,907)	(7,356)	(21,180)	(21,994)
Cash flow from/(used in) financing activities		(71,679)	(11,425)	(240,717)	(50,763)
Investing Activities					
Capital and office expenditures	18	(232,179)	(209,072)	(512,256)	(465,182)
Property and land acquisitions		(13,344)	(1,702)	(18,236)	(10,284)
Property divestments		(168)	(762)	9,855	(56)
Cash flow from/(used in) investing activities		(245,691)	(211,536)	(520,637)	(475,522)
Effect of exchange rate changes on cash and cash equivalents		2,009	(5,948)	(10,745)	10,183
Change in cash and cash equivalents		(155,555)	(12,811)	(266,351)	1,063
Cash and cash equivalents, beginning of period		252,531	360,422	363,327	346,548
Cash and cash equivalents, end of period		$ 96,976	$ 347,611	$ 96,976	$ 347,611

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements
(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("the Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2019 and the 2018 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' annual audited Consolidated Financial Statements as of December 31, 2018. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the annual audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2018.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTING POLICY CHANGES

a) Recently adopted accounting standards

Enerplus adopted ASC 842 *Leases* effective January 1, 2019 as detailed below. Enerplus used the modified retrospective method to adopt the new standard, with ASC 842 applied to all contracts not yet completed as of the date of adoption with the cumulative effect on comparative periods reflected as an adjustment to retained earnings, if applicable. The most significant impact was the recognition of right-of-use ("ROU") assets and lease liabilities for operating leases, while accounting for finance leases and lessor accounting remained unchanged.

Enerplus elected the practical expedient related to land easements, allowing it to carry forward its accounting treatment for land easements on existing agreements.

The impacts of the adoption of ASC 842 as at January 1, 2019 are as follows:

($ thousands)	As reported as at December 31, 2018		Adjustments	Balance as at January 1, 2019	
Right-of-use assets	$	—	$ 50,193	$	50,193
Current portion of lease liabilities		—	(10,648)		(10,648)
Lease liabilities		—	(39,545)		(39,545)
Total	$	—	$ —	$	—

The standard did not materially impact the Company's Consolidated Statement of Income/(Loss) or cash flows.

As a result of this adoption, Enerplus has revised its accounting policy for leases as follows:

Leases

Enerplus determines if an arrangement is a lease at inception. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Operating and finance leases are included in right-of-use assets, current lease liabilities, and long-term lease liabilities in the Consolidated Balance Sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease term. A corresponding ROU asset is recognized at the amount of the lease liability, adjusted for lease incentives received. Enerplus uses the implicit rate when readily available, or uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Enerplus' lease terms may have options to extend or terminate the lease which are included in the calculation of lease liabilities when it is reasonably certain that it will exercise those options. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Lease agreements contain both lease and non-lease components which are accounted for separately. For certain equipment leases, a portfolio approach is applied to effectively account for the ROU assets and liabilities. Prior to January 1, 2019, the Company applied lease accounting in accordance with ASC 840.

b) Future accounting changes

In future accounting periods, the Company will adopt the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. The ASU significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020, and will be applied using a modified retrospective approach. Enerplus does not expect to early adopt the standard and does not expect a material impact on the Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350)*. This standard eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment charge for the amount that the carrying value of the reporting unit exceeds its fair value. The updated guidance is effective January 1, 2020. Early adoption is permitted. The amended standard may affect goodwill impairment tests past the adoption date, the impact of which is not known.

4) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2019	December 31, 2018
Accrued revenue	$ 133,778	$ 118,821
Accounts receivable – trade	44,149	30,252
Allowance for doubtful accounts	(3,827)	(3,867)
Total accounts receivable, net of allowance for doubtful accounts	$ 174,100	$ 145,206

5) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of September 30, 2019 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties[1]	$ 15,106,710	$ (13,559,185)	$ 1,547,525
Other capital assets	126,148	(104,487)	21,661
Total PP&E	$ 15,232,858	$ (13,663,672)	$ 1,569,186

As of December 31, 2018 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties[1]	$ 14,773,082	$ (13,479,141)	$ 1,293,941
Other capital assets	115,510	(102,380)	13,130
Total PP&E	$ 14,888,592	$ (13,581,521)	$ 1,307,071

(1)   All of the Company's unproved properties are included in the full cost pool.

6) ASSET IMPAIRMENT

There was no impairment recorded for the nine months ended September 30, 2019 and 2018.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2018 through September 30, 2019:

Period	WTI Crude Oil US$/bbl	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	Exchange Rate US$/CDN$
Q3 2019	$ 57.77	$ 62.79	$ 2.83	1.33
Q2 2019	61.38	66.07	3.02	1.32
Q1 2019	63.00	67.30	3.07	1.32
Q4 2018	65.56	69.58	3.10	1.28
Q3 2018	63.43	74.38	2.92	1.28

7) ACCOUNTS PAYABLE

($ thousands)	September 30, 2019	December 31, 2018
Accrued payables	$ 99,105	$ 115,388
Accounts payable – trade	167,547	174,657
Total accounts payable	$ 266,652	$ 290,045

8) DEBT

($ thousands)	September 30, 2019	December 31, 2018
Current:		
Senior notes	$ 108,047	$ 60,001
Long-term:		
Bank credit facility	—	—
Senior notes	510,308	636,849
Total debt	$ 618,355	$ 696,850

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 139,031
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,482
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	394,582
June 18, 2009	June 18 and Dec 18	2 equal annual installments June 18, 2020 - 2021	7.97%	US$225,000	US$44,000	58,260
					Total carrying value	$ 618,355

During the nine months ended September 30, 2019, Enerplus made its third US$22 million principal repayment on its 2009 senior notes and a $30 million bullet repayment on its 2012 senior notes. During the nine months ended September 30, 2018, Enerplus made its second US$22 million principal repayment on its 2009 senior notes.

Subsequent to the quarter, Enerplus completed a two year extension of its senior, unsecured bank credit facility to October 31, 2023. As part of the extension, Enerplus amended the credit facility to US$600 million from CAD$800 million. There were no other significant amendments or additions to the agreement terms or covenants.

9) ASSET RETIREMENT OBLIGATION

($ thousands)		Nine months ended September 30, 2019		Year ended December 31, 2018
Balance, beginning of year	$	126,112	$	117,736
Change in estimates		9,421		16,755
Property acquisitions and development activity		1,278		1,565
Divestments		(2,242)		(4,585)
Settlements		(8,819)		(11,263)
Accretion expense		4,434		5,904
Balance, end of period	$	130,184	$	126,112

Enerplus has estimated the present value of its asset retirement obligation to be $130.2 million at September 30, 2019 based on a total undiscounted liability of $345.9 million (December 31, 2018 – $126.1 million and $343.9 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.53% (December 31, 2018 – 5.59%).

10) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with other U.S. GAAP.

	At September 30, 2019
Weighted average remaining lease term (years)	
Operating leases	4.4
Weighted average discount rate	
Operating leases	4.1%

The components of lease expense for the three and nine months ended September 30, 2019 are as follows:

($ thousands)		Three months ended September 30, 2019		Nine months ended September 30, 2019	Financial Statement Presentation
Operating lease expense[(1)]	$	2,771	$	11,234	PP&E
Operating lease expense[(1)]		5,284		11,660	Operating expense
Operating lease expense[(1)]		1,552		4,805	G&A expense
Sublease income		(281)		(781)	G&A expense
Total	$	9,326	$	26,918	

(1) Includes short-term and variable lease costs of $4.6 million and $13.0 million for the three and nine months ended September 30, 2019, respectively.

Maturities of lease liabilities, all of which are classified as operating leases at September 30, 2019, are as follows:

Maturity of Lease Liabilities

($ thousands)		Operating Leases
2019	$	4,744
2020		19,615
2021		14,242
2022		7,696
After 2022		17,008
Total lease payments	$	63,305
Less imputed interest		(5,563)
Total discounted lease payments	$	57,742
Current portion of lease liabilities	$	17,460
Non-current portion of lease liabilities	$	40,282

Supplemental information related to leases is as follows:

($ thousands)	Three months ended September 30, 2019		Nine months ended September 30, 2019	
Cash amounts paid to settle lease liabilities:				
Operating cash flow used for operating leases	$	4,878	$	14,142
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	618	$	20,585

11) OIL AND NATURAL GAS SALES

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
Oil and natural gas sales	$ 401,769	$ 466,386	$ 1,161,351	$ 1,201,760
Royalties[1]	(82,920)	(92,809)	(233,587)	(235,779)
Oil and natural gas sales, net of royalties	$ 318,849	$ 373,577	$ 927,764	$ 965,981

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Oil and natural gas revenue by country and by product for the three and nine months ended September 30, 2019 and 2018 are as follows:

Three months ended September 30, 2019 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 38,772	$ 34,309	$ 2,317	$ 1,510	$ 636
United States	280,077	236,609	42,766	702	—
Total	$ 318,849	$ 270,918	$ 45,083	$ 2,212	$ 636

Three months ended September 30, 2018 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 55,885	$ 44,973	$ 6,820	$ 3,463	$ 629
United States	317,692	255,074	57,088	5,530	—
Total	$ 373,577	$ 300,047	$ 63,908	$ 8,993	$ 629

Nine months ended September 30, 2019 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 139,049	$ 115,115	$ 16,388	$ 5,578	$ 1,968
United States	788,715	612,277	167,688	8,750	—
Total	$ 927,764	$ 727,392	$ 184,076	$ 14,328	$ 1,968

Nine months ended September 30, 2018 ($ thousands)	Total revenue, net of royalties[1]	Crude oil[2]	Natural gas[2]	Natural gas liquids[2]	Other[3]
Canada	$ 162,787	$ 125,981	$ 23,041	$ 11,296	$ 2,469
United States	803,194	624,337	161,375	17,482	—
Total	$ 965,981	$ 750,318	$ 184,416	$ 28,778	$ 2,469

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)   U.S. sales of crude oil and natural gas relate primarily to the Company's North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company's waterflood properties.
(3)   Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
General and administrative expense	$ 11,878	$ 12,000	$ 36,105	$ 37,336
Share-based compensation expense	4,773	4,291	17,936	19,368
General and administrative expense[1]	$ 16,651	$ 16,291	$ 54,041	$ 56,704

(1)   Includes cash and non-cash amounts.

13) FOREIGN EXCHANGE

($ thousands)	Three months ended September 30, 2019		Three months ended September 30, 2018		Nine months ended September 30, 2019		Nine months ended September 30, 2018	
Realized:								
Foreign exchange (gain)/loss	$	(11)	$	266	$	(40)	$	555
Translation of U.S. dollar cash held in Canada (gain)/loss		(1,469)		4,292		7,885		(6,750)
Unrealized:								
Translation of U.S. dollar debt and working capital (gain)/loss		8,615		(12,154)		(24,987)		17,881
Foreign exchange (gain)/loss	$	7,135	$	(7,596)	$	(17,142)	$	11,686

14) INCOME TAXES

($ thousands)	Three months ended September 30, 2019		Three months ended September 30, 2018		Nine months ended September 30, 2019		Nine months ended September 30, 2018	
Current tax expense/(recovery)								
Canada	$	—	$	(400)	$	(13,941)	$	(400)
United States		26		492		(5,491)		630
Current tax expense/(recovery)		26		92		(19,432)		230
Deferred tax expense/(recovery)								
Canada	$	2,250	$	(18,785)	$	7,499	$	(44,755)
United States		16,320		33,814		42,000		75,498
Deferred tax expense/(recovery)		18,570		15,029		49,499		30,743
Income tax expense/(recovery)	$	18,596	$	15,121	$	30,067	$	30,973

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation. Our overall net deferred income tax asset was $408.0 million at September 30, 2019 (December 31, 2018 - $465.1 million).

During the nine months ended September 30, 2019, Enerplus recorded a deferred tax expense of $26.3 million for remeasurement of its Canadian net deferred income tax asset for the change in the Alberta corporate tax rate.

During the nine months ended September 30, 2019, the current tax recovery included $5.5 million related to the reversal of the reserve recorded at December 31, 2017 for the sequestered portions of the U.S. Alternative Minimum Tax ("AMT") refund and the favorable settlement of $13.9 million from an outstanding dispute with the Canadian tax authorities.

At September 30, 2019, the current income tax receivable included $28.2 million related to a portion of the U.S. AMT refund (December 31, 2018 - $54.4 million).

15) SHAREHOLDERS' EQUITY

a) Share Capital

Authorized unlimited number of common shares issued: (thousands)	Nine months ended September 30, 2019 Shares	Nine months ended September 30, 2019 Amount	Year ended December 31, 2018 Shares	Year ended December 31, 2018 Amount
Balance, beginning of year	239,411	$ 3,337,608	242,129	$ 3,386,946
Issued/(Purchased) for cash:				
Purchase of common shares under Normal Course Issuer Bid	(15,504)	(215,936)	(5,925)	(82,596)
Stock Option Plan	—	—	668	9,138
Non-cash:				
Share-based compensation – settled[1]	564	4,406	2,539	23,389
Stock Option Plan – exercised	—	—	—	731
Balance, end of period	224,471	$ 3,126,078	239,411	$ 3,337,608

(1)   The amount of shares issued on LTI settlement is net of employee withholding taxes in 2019.

Dividends declared to shareholders for the three and nine months ended September 30, 2019 were $6.8 million and $21.0 million, respectively (2018 – $7.4 million and $22.0 million, respectively).

On March 21, 2019, Enerplus renewed its Normal Course Issuer Bid ("NCIB") to continue to repurchase shares through the facilities of the Toronto Stock Exchange ("TSX"), New York Stock Exchange and/or alternative Canadian trading systems. Pursuant to the NCIB renewal, the Company was permitted to repurchase for cancellation up to 16,673,015 common shares over a period of twelve months commencing on March 26, 2019. All repurchases are made in accordance with the NCIB at prevailing market prices plus brokerage fees, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to accumulated deficit. On November 7, 2019, the Company's Board of Directors approved an increase to the maximum number of common shares that may be repurchased under the NCIB to up to 10% of public float (or an additional 7,145,578 common shares) until the expiry of the NCIB on March 25, 2020, subject to TSX approval.

During the three months ended September 30, 2019, the Company repurchased 7,145,070 common shares under the current NCIB at an average price of $9.06 per share, for total consideration of $64.8 million. Of the amount paid, $99.5 million was charged to share capital and $34.7 million was credited to accumulated deficit.

During the nine months ended September 30, 2019, the Company repurchased 15,503,891 common shares under the previous and current NCIB at an average price of $10.00 per share, for total consideration of $155.1 million. Of the amount paid, $215.9 million was charged to share capital and $60.8 million was credited to accumulated deficit.

During the three and nine months ended September 30, 2018, the Company repurchased 544,300 common shares under the previous NCIB at an average price of $15.54 per share, for total consideration of $8.5 million. Of the amount paid, $7.6 million was charged to share capital and $0.9 million was charged to accumulated deficit.

Subsequent to the quarter, and up to November 6, 2019, the Company repurchased an additional 2,727,510 common shares under the NCIB at an average price of $8.66 per share, for total consideration of $23.6 million.

b) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30, 2019		Three months ended September 30, 2018		Nine months ended September 30, 2019		Nine months ended September 30, 2018	
Cash:								
Long-term incentive plans (recovery)/expense	$	56	$	(211)	$	767	$	2,170
Non-cash:								
Long-term incentive plans		4,703		4,349		17,009		18,425
Equity swap (gain)/loss		14		153		160		(1,227)
Share-based compensation expense	$	4,773	$	4,291	$	17,936	$	19,368

i) Long-term Incentive ("LTI") Plans

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") plan activity for the nine months ended September 30, 2019:

For the nine months ended September 30, 2019	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	DSU[1]	PSU[2]	RSU	
Balance, beginning of year	391	1,371	1,753	3,515
Granted	98	810	856	1,764
Vested	(68)	—	(1,007)	(1,075)
Forfeited	—	(49)	(58)	(107)
Balance, end of period	421	2,132	1,544	4,097

(1) Settlement of units vested has been deferred.
(2) Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three and nine months ended September 30, 2019, the Company recorded cash share-based compensation expense of $0.1 million and $0.8 million, respectively (September 30, 2018 – recovery of $0.2 million and expense of $2.2 million, respectively). For the three and nine months ended September 30, 2019, the Company made cash payments of nil and $0.1 million, respectively related to its cash-settled plans (September 30, 2018 – nil and $0.5 million, respectively).

As of September 30, 2019, a liability of $4.8 million (December 31, 2018 – $4.1 million) with respect to the DSU plan has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2019 ($ thousands, except for years)		PSU[(1)]		RSU		Total
Cumulative recognized share-based compensation expense	$	27,355	$	11,593	$	38,948
Unrecognized share-based compensation expense		12,910		7,703		20,613
Fair value	$	40,265	$	19,296	$	59,561
Weighted-average remaining contractual term (years)		1.7		1.5		

(1)   Includes estimated performance multipliers.

The 2016 PSU's which vested and were recognized in December 2018 were cash settled in January 2019.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the nine months ended September 30, 2019, $5.0 million (2018 – nil) in cash withholding taxes were paid.

ii)   Stock Option Plan

At September 30, 2019 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the nine months ended September 30, 2019:

Period ended September 30, 2019	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	4,131	$	17.12
Forfeited	(86)		15.35
Expired	(1,929)		20.35
Options outstanding, end of period	2,116	$	14.24
Options exercisable, end of period	2,116	$	14.24

At September 30, 2019, Enerplus had 2,116,137 options that were exercisable at a weighted average exercise price of $14.24 with a weighted average remaining contractual term of 0.5 years, giving an aggregate intrinsic value of nil (September 30, 2018 – 1.0 years and $5.4 million). The intrinsic value of options exercised for the three and nine months ended September 30, 2019 was nil and nil, respectively (September 30, 2018 – $1.2 million and $1.8 million, respectively).

c)   Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended September 30,				Nine months ended September 30,			
(thousands, except per share amounts)		2019		2018		2019		2018
Net income/(loss)	$	65,181	$	86,923	$	169,423	$	128,964
Weighted average shares outstanding – Basic		228,908		245,235		234,403		244,659
Dilutive impact of share-based compensation		2,621		5,722		2,996		5,389
Weighted average shares outstanding – Diluted		231,529		250,957		237,399		250,048
Net income/(loss) per share								
Basic	$	0.28	$	0.35	$	0.72	$	0.53
Diluted	$	0.28	$	0.35	$	0.71	$	0.52

16)   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Fair Value Measurements

At September 30, 2019, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2019, the senior notes had a carrying value of $618.4 million and a fair value of $634.8 million (December 31, 2018 – $696.9 million and $695.4 million, respectively).

The fair value of derivative contracts and senior notes are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30,		Nine months ended September 30,		Income Statement
Gain/(Loss) ($ thousands)	2019	2018	2019	2018	Presentation
Electricity Swaps	$ —	$ (62)	$ —	$ —	Operating expense
Equity Swaps	(14)	(153)	(160)	1,227	G&A expense
Commodity Derivative Instruments:					
Oil	20,505	(29,977)	(42,807)	(130,737)	Commodity derivative
Gas	(5,549)	(211)	(9,066)	(1,728)	instruments
Total	$ 14,942	$ (30,403)	$ (52,033)	$ (131,238)	

The following table summarizes the effects of Enerplus' commodity derivative instruments on the Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss):

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
Change in fair value gain/(loss)	$ 14,956	$ (30,188)	$ (51,873)	$ (132,465)
Net realized cash gain/(loss)	5,231	(23,866)	14,615	(33,004)
Commodity derivative instruments gain/(loss)	$ 20,187	$ (54,054)	$ (37,258)	$ (165,469)

The following table summarizes the fair values of derivative financial instruments at the respective period ends:

	September 30, 2019				December 31, 2018		
	Assets		Liabilities		Assets		Liabilities
($ thousands)	Current	Long-term	Current	Long-term	Current	Long Term	Current
Equity Swaps	$ —	$ —	$ 2,069	$ —	$ —	$ —	$ 1,909
Commodity Derivative Instruments:							
Oil	43,975	875	—	7,123	48,314	32,220	—
Gas	1,878	—	—	—	10,944	—	—
Total	$ 45,853	$ 875	$ 2,069	$ 7,123	$ 59,258	$ 32,220	$ 1,909

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivatives and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes, net of royalties and production taxes.

The following tables summarize the Company's price risk management positions at November 6, 2019:

Crude Oil Instruments:

Instrument Type[1][2]	bbls/day	US$/bbl
Oct 1, 2019 – Dec 31, 2019		
WTI Purchased Put	24,500	54.81
WTI Sold Call	24,500	65.99
WTI Sold Put	24,500	44.64
WCS Differential Swap	1,500	(14.83)
WTI – Brent Swap	2,700	(8.10)
Jan 1, 2020 – Dec 31, 2020		
WTI Purchased Put	16,000	57.50
WTI Sold Put	16,000	46.88
WTI – Brent Swap	4,400	(8.03)

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/bbl before premiums.
(2)   The total average deferred premium on outstanding hedges is US$2.14/bbl from October 1, 2019 to December 31, 2020.

For the remainder of 2019, Enerplus has physical sales contracts in place for approximately 24,800 bbls/day of North Dakota production with fixed differentials averaging approximately US$2.69/bbl below WTI, a portion of which is sold directly into the U.S. Gulf Coast that utilizes the Company's firm capacity on the Dakota Access Pipeline.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Oct 1, 2019 – Oct 31, 2019		
NYMEX Swap (Sale)	90.0	2.85
NYMEX Swap (Purchase)	90.0	2.34

(1)   Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, cash deposits and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At September 30, 2019, Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

At September 30, 2019, all of Enerplus' debt was based on fixed interest rates and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing between 2019 and 2020 that effectively fix the future settlement cost on 264,000 shares at a weighted average price of $17.82 per share.

ii)   Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2019, 85% of Enerplus' marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable, the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2019 was $3.8 million (December 31, 2018 – $3.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt, net of cash and cash equivalents and share capital. Enerplus' objective is to provide adequate short and long term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, and acquisition and divestment activity.

At September 30, 2019, Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

17) COMMITMENTS AND CONTINGENCIES

As of the date of this report, other than changes related to the adoption of the new lease accounting standard as described in Note 3, there were no material changes to Enerplus' contractual obligations and commitments outside the ordinary course of business as reported in the Company's annual audited Consolidated Financial Statements as of December 31, 2018.

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
Accounts receivable	$ (638)	$ (21,064)	$ 22,763	$ (72,564)
Other assets	(6,034)	(1,537)	(4,170)	1,622
Accounts payable	(5,873)	31,105	(34,096)	57,027
	$ (12,545)	$ 8,504	$ (15,503)	$ (13,915)

b) Changes in Other Non-Cash Working Capital

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
Non-cash financing activities[1]	$ (71)	$ (1)	$ (148)	$ 28
Non-cash investing activities[2]	(77,780)	(14,160)	13,360	61,964

[1] Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.
[2] Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

c) Other

	Three months ended September 30,		Nine months ended September 30,	
($ thousands)	2019	2018	2019	2018
Income taxes paid/(received)	$ (11,985)	$ (398)	$ (69,584)	$ (481)
Interest paid	4,016	3,352	21,665	21,545